Creating value through operational excellence



Northgate Minerals Corporation

First Quarter Report — March 31, 2005

Management's
Discussion & Analysis

(All dollar amounts are stated in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

Northgate recorded a loss of $10,393,000 or $0.05 per share in the first quarter of 2005 compared with earnings of $39,000 or $0.00 per share during the corresponding quarter of 2004. The decrease in earnings in the most recent quarter compared with the same quarter one year ago was predominately the result of productivity losses caused by the two–day labour disruption in February, a lower net realized gold price (due to a significant increase in the number of hedged gold ounces closed out), and higher operating costs resulting from higher fuel and steel costs and a stronger Canadian dollar. Cash flow used in operations before changes in working capital for the current quarter was $975,000 or $0.00 per common share compared with $11,801,000 or $0.06 per share fully diluted in the same period one year ago. Cash flow from operations after changes in working capital was $4,750,000 in the first quarter of 2005 compared with $11,309,000 in the corresponding quarter of 2004. The less favourable financial results recorded in the current quarter resulted from milling lower–grade ore from the eastern section of the Kemess South pit while waste stripping in the western area of the pit continued at a rate that was 2.5 times the life–of–mine average. Once the higher–grade ore in the western area of the pit is exposed at the end of the second quarter, gold production is expected to rise to an average of 84,000 ounces per quarter (a rate of 330,000 ounces per year) and remain at that elevated level until the end of 2007.

Kemess Mine Performance

The Kemess mine produced 50,540 ounces of gold and 14.7 million pounds of copper during the first quarter of 2005 compared with 51,500 ounces and 17.7 million pounds in the first quarter of 2004. Overall productivity in the most recent quarter was reduced by 5.5% due to a five–day shut down resulting from the two–day labour disruption in February.

During the first quarter of 2005, approximately 13.3 million tonnes of ore and waste were removed from the open pit compared to 14.3 million tonnes during the corresponding quarter of 2004. Unit mining costs during the current quarter were Cdn$1.07 per tonne compared with Cdn$0.84 per tonne in the first quarter of 2004 representing a 27% increase for 2005 compared to 2004. The higher mining unit cost in the most recent quarter is primarily the result of higher diesel fuel prices and the lower amount of material mined due to the five–day strike in February and the longer haul distances associated with the deepening pit and a higher rate of waste stripping.

Mill availability during the first quarter of 2005 was 85% and throughput averaged 44,780 tonnes per calendar day, compared with 88% availability and throughput of 49,757 tonnes per calendar day in the quarter of 2004. The lower than expected mill availability in the current quarter was entirely the result of the five–day shut down in February. Mill throughput per operating day was 7% lower in the most recent quarter compared to the corresponding period of last year due to the harder, high–sulphide ore that was mined from the eastern end of the pit. Gold and copper recoveries averaged 63% and 81% respectively in the first quarter of 2005 compared with 69% and 84% respectively in the first quarter of 2004. Copper and gold recoveries during the most recent quarter were adversely affected by the high pyrite content of the ore milled during the quarter which has an adverse affect on gold recovery and copper concentrate grades. The remaining harder, high–sulphide ore in the eastern end of the pit is scheduled for processing in the second quarter of 2005 after which time mill throughput and metal recoveries are expected to return to traditional levels.

Metal concentrate inventory remained at the elevated level of 9,400 wet metric tonnes during the quarter due to seasonal railcar availability issues and lower than forecast concentrate copper grades which increased the total volume of concentrate production. In the second quarter of the year, concentrate inventory is expected to drop back into the mine's target range of between 3,000 and 4,000 wmt.

The total unit cost of production during the first quarter of 2005 was Cdn$8.87 per tonne milled which was higher than Cdn$7.07 per tonne milled recorded in the corresponding period of 2004 as a result of substantially higher waste stripping, increased mining costs and lower mill throughput. Total site operating costs in the first quarter of 2005 were Cdn$35.8 million compared to Cdn$32.0 million in the corresponding quarter of 2004. Kemess Mine's net cash cost of production in the current quarter was $366 per ounce compared to $202 per ounce in the first quarter of 2004. In addition to the higher unit operating costs and lower metal production already described, the net cash cost of production in the first quarter 2005 was higher as a result of increased treatment and refining charges and a stronger Canadian dollar. Using the Gold Institute methodology which many other gold companies use, Kemess' net cash cost during the most recent quarter was $301 per ounce compared with $163 per ounce in the first quarter of 2004.

The table on the following page provides a summary of operations for the first quarter of 2005 compared with the comparable period of 2004



From left to right: Reyna Brown and Jason Waardenburg, Geological Technicians, logging core; close–up of the A side SAG mill from the outside, as featured on the cover; drill rig at Kemess North; specially designed concentrate haul truck being loaded at the Kemess facility.

Table 1: Kemess South Production

	1Q05	1Q04
Ore plus waste mined (tonnes)	13,276,636	14,275,063
Ore mined (tonnes)	4,528,776	5,996,128
Stripping Ratio (waste/ore)	1.93	1.38
Ore Milled (tonnes)	4,030,173	4,527,850
Average mill operating rate (tpd)	44,780	49,757
Gold grade (gmt)	0.621	0.515
Copper grade (%)	0.203	0.212
Gold recovery (%)	63	69
Copper recovery (%)	81	84
Gold production (ounces)	50,540	51,500
Copper productions (000s pounds)	14,677	17,717
Cash cost ($/ounce)		
Full absorption method	366	202
Gold Institute method	301	163

There were no lost time accidents recorded during the first quarter of 2005 and the mine's overall safety performance continued to be excellent. Management and the Health and Safety committee at the mine are continuing to stress personal safety awareness in order to re–enforce a safety–first culture at Kemess that will prevent accidents in the future.

Financial Performance

Northgate's revenue in the first quarter of 2005 was $31,719,000 compared with $36,484,000 in the corresponding period in 2004. Metal sales in the first quarter of 2005 consisted of 51,174 ounces of gold and 15.1 million pounds of copper compared with 51,077 ounces of gold and 16.9 million pounds of copper in the first quarter of 2004. The net realized metal prices received on sales in the current quarter were approximately $375 per ounce of gold and $1.48 per pound of copper compared with $401 per ounce and $1.24 per pound in the corresponding quarter of last year. The net realized gold prices in the first quarters of 2005 and 2004 were both impacted by the Corporation closing out a portion of its gold forward sales position. In the first quarter of 2005, the Corporation closed out 21,750 ounces reducing net realized gold prices by $52 per ounce, compared to 3,750 ounces closed out the corresponding quarter of 2004, which reduced net realized gold prices by only $8 per ounce.

Cost of sales in the first quarter of 2005 and 2004 were $29,597,000 and $21,672,000 respectively. Operating costs were higher in the first quarter of 2005 than they were in the corresponding period of 2004 as a result of the additional cost associated with operating two more haul trucks, higher fuel and grinding steel costs, and a stronger Canadian dollar. In addition, significant increases in concentrate inventory recorded during the first quarter of 2004 reduced the cost of sales recorded in that quarter as a consequence of the Corporation's revenue recognition policy where revenues and associated costs are recognized only once preliminary payment for the concentrate is received.

Administrative and general expenses were $2,559,000 in the first quarter of 2005 compared with $1,696,000 in the comparable period of 2004. This cost increase is a consequence of additional overhead costs the Corporation is now incurring as a result of increased corporate activities and staffing.

Depreciation and depletion expenses in the first quarter were $8,390,000 compared to $11,364,000 during the corresponding period of 2004. The decrease in depreciation and depletion was primarily due to a 32% reduction in amount of ore mined in the recent quarter compared to the corresponding period of 2004. Additionally, the first quarter of 2005 was impacted by a slight decline in the amortization rate that occurred as a result of the additional mineral reserves that were established at Kemess South in August 2004. Amortization of the Corporation's mineral property, plant and equipment is based on the unit–of–production method as ore is mined from the Kemess South pit.

Net interest expense was $552,000 for the three months ended March 31, 2005 compared to $1,010,000 in the corresponding quarter of 2004. The decrease in net interest expense is a direct consequence of the significant increase in interest income derived from the Corporation's increased cash reserves in 2005 compared to 2004, combined with reduced of long term debt, which more than offset the increase in Libor rates.

Exploration expenses in the first quarter of 2005 were $393,000 compared with $216,000 during the same period of 2004. Due to the seasonality of exploration activities in northern regions of Canada, Northgate's expenditures in the first quarter of any year are typically quite small.

Capital expenditures during the first quarter of 2005 totaled $3,496,000 compared to $6,955,000 in the corresponding period of 2004. The most significant capital expenditure in the recent quarter was $1,855,000 for the continued construction of the tailings dam. The remaining capital was spent on various items including the Kemess North project.

Selected Quarterly Financial Data
(expressed in thousands of US dollars except per share data)

	2005 Quarter Ended	2004 Quarter Ended				2003 Quarter Ended		
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	$ 31,719	$ 51,186	$ 51,288	$ 49,994	$ 36,484	$ 37,341	$ 38,125	$ 26,204
Net income (loss)	$ (10,393)	$ 12,205	$ 10,053	$ 8,958	$ 39	$ 2,807	$ 9,300	$ (5,657)
Earnings (loss) per share	$ (0.05)	$ 0.06	$ 0.05	$ 0.04	$ 0.00	$ 0.01	$ 0.05	$ (0.03)

PRODUCTION FORECAST

As a consequence of the five–days of production lost during the strike in February, Northgate is updating its forecast for metal production for the year. Gold and copper production for 2005 are now forecast to total 272,000 ounces and 72.8 million pounds respectively. As was the case in the original plan, projected metal production is lower in the first half of the year, when the remaining harder, lower–grade ore from the eastern end of the pit is mined out, and substantially higher in the second half of the year as mining begins in the western area of the pit that will provide ore to the mill for the balance of the Kemess South mine life. From the middle of 2005 until the end of 2007, the Kemess South pit is scheduled to produce at an annual rate of 330,000 ounces of gold and 83 million pounds of copper. The net cash cost of production during this period is projected to be less than $150 per ounce.

Table 2: Kemess South Production

	Q1	Q2	Q3	Q4	Total 2005
Gold (ounces)	50,540	53,000	84,000	84,460	272,000
Copper (millions lbs)	14.7	17.1	18.3	22.7	72.8

KEMESS NORTH PROJECT UPDATE

During the first quarter of 2005, the Canadian Environmental Assessment Agency (Federal) and the British Columbia Environmental Assessment Office (Provincial) formally initiated the Kemess North environmental review process with the release on March 13th, 2005 of the draft agreement for the establishment of a joint environmental review panel. The terms of the agreement outline the scope, procedures and timeline for the joint environmental assessment of the Kemess North project by a three–member panel and provides funding to facilitate the participation of the public and First Nations groups.

The next milestones in the permitting process will be the announcement of the appointment of review panel members, and the release of the draft guidelines for preparation of the Kemess North Environmental Impact Assessment (EIA). This process culminates with a public hearing, and a report setting out the rationale, conclusions and recommendations of the panel relating to the environmental assessment of the Kemess North project. The timelines set out in the draft agreement point to a panel recommendation in the first quarter of 2006.

2005 EXPLORATION PLAN

Northgate is planning a Cdn$3.6 million exploration program that includes approximately 20,000 metres of drilling on three properties. These properties are the Kemess claims surrounding the Kemess South Mine, the RDN property in the Eskay Creek District of northwestern British Columbia and the Hyland Gold property in the southeastern Yukon Territory.

Kemess Claims

The largest proportion of Northgate's 2005 exploration budget, approximately Cdn$2.0 million, will be spent on the 87,000 acres of mineral claims surrounding the Kemess South mine. The exploration expenditures will be divided between diamond drilling, geochemical surveys, geological mapping and trenching. The majority of the drilling will focus on the Bear claims to the south of the Kemess mill and the search for the high grade core of the Kemess North deposit that has been truncated on the north and east sides by faults. Other targets on the mine property include the newly optioned NOR 1 claim, and follow up work along the Hilda fault.

One diamond drill program covering an area of 16 square kilometers, 2 km south of the mill on the Bear claims, was completed in February 2005, with seven holes being completed for a total of 2,363 metres. These holes were designed to test high chargeability zones with low resistivity zones (geophysical properties that are often associated with porphyry gold copper deposits such as Kemess North and South) that had been defined by a deep penetrating Induced Polarization survey conducted last summer. All but one of the holes reached their target depth and in each case the geophysical anomaly was explained by tabular magnetite destructive Takla volcanic rocks (the same rocks that host the Kemess deposits) with sufficient pyrite to explain the geophysical anomaly, however no gold or copper was observed. Further follow up drilling is scheduled for the first part of May 2005.

RDN Property

Northgate has allocated Cdn$0.8 million for exploration on the RDN property, with the program to be managed by our partners, Rimfire Minerals. Northgate has the option to earn up to a 60% interest in the property through expenditures of Cdn$5 million and the completion of a feasibility study. The main focus of this work will be the Blind Fault area where visible native silver was identified in outcrop, along a strike length of 200 metres, at a similar geological contact to that which hosts the high grade Eskay Creek deposit, 40 km to the south. Prior to the drilling, there will be an extensive program of geological mapping and sampling with geophysical surveys. A second area of focus this year will be the Arctic grid area where prospecting in 2004 discovered boulders of sulfide mineralized material with gold and silver contents up to 3.6 g/t gold, 12.9 g/t silver, 1.2% lead and 4.6 % zinc.

Hyland Project

Northgate has allocated Cdn$0.4 million for additional drilling on the Hyland Gold property in the Tintina Gold Belt of the southeastern Yukon. StrataGold Corporation is the operator of the project and Northgate has the option to earn up to 60%



Figure 1: Map of drill hole locations on the Bear claims relative to mine infrastructure, (grey area of image shows mill infrastructure and the pit outline, hatched line) The background colours are the Total Magnetic Field (the earth's magnetic field) with the hot colours being high and the cold colours being low (in a relative sense). No inference should be drawn as to colours without a much larger data set against which to base the inference that one is making.

interest in this property that has sediment hosted gold mineralization similar in style to the mines of the Carlin trend of Nevada. This year's drilling will test geophysical and geochemical targets to the south and east of the main mineral occurrences.

CORPORATE DEVELOPMENT

Northgate continues to investigate acquisition opportunities that are consistent with our previously stated strategy of targeting assets in politically stable areas with the demonstrated capacity or potential to produce 100,000 ounces of gold per year with or without associated base and/or precious metals. Although we have not completed a transaction at this point, we remain confident that our discipline in selecting target projects and demonstrated record of operational excellence will result in opportunities.

OUTLOOK

As expected, Northgate's operating and financial results for the first quarter were poor due to the scheduled processing of lower–grade ore and the unexpected five–day labour disruption that occured in February. However, the short–term pain the Kemess operation is experiencing in the first half of 2005 as the harder, lower–grade ore in the eastern end of the Kemess South pit is mined out and waste rock is stripped off to expose higher grade ore in the western end of the pit, is a necessary investment in the future of the mine. By mid–year, as ore from the west becomes available, gold production at Kemess will increase dramatically to a rate of 330,000 ounces per year at a cash cost of less than $150 per ounce and the production will continue at this elevated rate until at least the end of 2007. Meanwhile, management continues to actively evaluate a variety of opportunities to acquire an additional operating mine or late stage development property in order to diversify Northgate's production base and create additional shareholder value beyond the value of the substantial cash flow generated by our core Kemess South asset.

President and CEO

Chairman
March 31, 2005

Interim Consolidated Balance Sheets

(Expressed in thousands of US dollars)		March 31 2005	December 31 2004
ASSETS		(unaudited)	
Current Assets			
Cash and cash equivalents	$	**44,098**	$ 49,257
Concentrate settlements and other receivables		**6,446**	11,300
Inventory		**14,027**	12,906
		64,571	73,463
Other assets		**13,417**	13,649
Mineral property, plant and equipment		**175,800**	180,669
	$	**253,788**	$ 267,781
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$	**18,083**	$ 16,091
Current portion of capital lease obligations		**4,642**	4,854
Current portion of long–term debt		**21,750**	21,000
		44,475	41,945
Capital lease obligations		**9,651**	10,653
Long–term debt		**16,500**	22,500
Provision for site closure and reclamation		**21,365**	21,149
		91,991	96,247
Shareholders' Equity		**161,797**	171,534
	$	**253,788**	$ 267,781

The accompanying notes form an integral part of these financial statements.

On behalf of the Board of Directors,



Terrence A. Lyons, Director

Patrick D. Downey, Director

Interim Consolidated
Statements of Operations

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended March 31	
	2005	2004
Revenue	$ **31,719**	$ 36,484
Cost of Sales	**29,597**	21,672
Administrative and general	**2,559**	1,696
	32,156	23,368
Earnings (loss) before interest, taxes, depreciation, depletion and other	**(40)**	13,116
Other:		
Depreciation and depletion	**8,390**	11,364
Accretion of site closure and reclamation liability	**292**	220
Net interest	**552**	1,010
Exploration	**393**	216
Currency translation losses (gains)	**64**	(253)
Mining and capital taxes	**265**	425
	9,956	12,982
Earnings (loss) before the following items:	**(10,393)**	134
Other income (expense)	**—**	(95)
Net Earnings (loss) before tax	**(10,393)**	39
Future income tax expense	**—**	—
Earnings (loss) for the period	$ **(10,393)**	$ 39
Earnings (loss) per share — basic and diluted	$ **(0.05)**	$ (0.00)
Weighted average shares outstanding:		
Basic	**200,508,289**	199,116,757
Diluted	**200,508,289**	199,453,871

Interim Consolidated
Statements of Retained Earnings (Deficit)

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended March 31	
	2005	2004
Retained earnings (deficit) at beginning of period:		
As previously reported	$ **(15,210)**	$ (46,465)
Earnings (loss) for the period	**(10,393)**	39
Retained earnings (deficit) at end of period	$ **(25,603)**	$ (46,426)

The accompanying notes form an integral part of these financial statements.

Interim Consolidated
Statements of Cash Flows

(Expressed in thousands of US dollars) (unaudited)	Three Months Ended March 31	
	2005	2004
CASH PROVIDED BY (USED IN)		
Operations		
Earnings (loss) for the period	$ **(10,393)**	$ 39
Non–cash items:		
Depreciation and depletion	**8,390**	11,364
Accretion of site closure and reclamation liability	**292**	220
Unrealized currency translation losses (gains)	**(93)**	(542)
Amortization of deferred expenses	**225**	225
Stock–based compensation	**604**	400
Other losses (gains)	**—**	95
	(975)	11,801
Changes in non–cash operating working capital:		
Concentrate settlements and other receivables	**4,854**	1,299
Inventories	**(1,121)**	(2,881)
Accounts payable and accrual liabilities	**1,992**	1,090
	4,750	11,309
Investments		
Additions to mineral property, plant and equipment	**(3,496)**	(3,628)
	(3,496)	(3,628)
Financing		
Repayment of capital lease obligations	**(1,214)**	(1,111)
Repayment of debt	**(5,250)**	(3,000)
Issuance of common shares, net of share issuance costs	**51**	1,001
	(6,413)	(3,110)
Increase (decrease) in cash and cash equivalents	**(5,159)**	4,571
Cash and cash equivalents at beginning of periord	**49,257**	7,743
Cash and cash equivalents at end of period	$ **44,098**	$ 12,314
Supplementary information:		
Cash paid during the period for:		
Interest	$ **967**	$ 856
Non–cash financing activities:		
Purchase of mineral property, plant and equipment by assumption of capital lease obligations	$ **—**	$ 3,327

The accompanying notes form an integral part of these financial statements.

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2005

(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.   Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2004.

2.   Shareholders' Equity

	March 31 2005	December 31 2004
	(unaudited)	
Common shares (a)	$ 177,541	$ 177,464
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	1,246	667
Retained earnings (deficit)	(25,603)	(15,210)
	$ 161,797	$ 171,534

(a)   Common shares

	Number of Shares	Amount
Balance, December 31, 2004	200,491,050	$ 177,464
Issued in Q1 2005:		
Pursuant to Employee Share Purchase Plan	51,502	77
Other	34	—
Balance, March 31, 2005 (unaudited)	200,542,586	$ 177,541

As of April 28, 2005 the Corporation had 200,542,586 issued and outstanding common shares.

(b)   Stock–based compensation

During the three months ended March 31, 2005, the Corporation granted a total of 1,205,000 options to employees, 865,000 exercisable at Cdn$1.79, and 340,000 exercisable at Cdn$1.78 over a period of seven years. Twenty percent (241,000) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options vested in the three months ended March 31, 2005 was $604,000.

At March 31, 2005 there were 4,454,400 options outstanding of which 1,823,000 were exercisable.

The fair value of the share options granted during the first quarter of 2005 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options Granted in Q1 2005	For Options Granted in Q1 2004
Risk–free interest rate	2.50%	2.50%
Expected stock price volatility	56%	67%
Expected option life	3.5 years	4 years
Per share fair value of options granted (Cdn$)	$0.76	$1.51

3. Financial Instruments

At March 31, 2005, Kemess Mines Ltd., a wholly owned subsidiary of the Corporation, had forward sales commitments with major financial institutions to deliver 239,250 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between April 29, 2005 and December 31, 2007. The unrealized loss on these forward sales contracts at March 31, 2005 was approximately $34,419,000.

Corporate Information

Northgate Minerals Corporation is gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Shareholder Information

Transfer Agent
Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Telephone: (604) 661-0222
Toll Free: 1-888-661-5566
Facsimile: (604) 669-1548

Stock Exchange Listings

The Toronto Stock Exchange
Stock Symbol: NGX
Warrant Symbols: NGX.WT / NGX.WT.A

The American Stock Exchange
Stock Symbol: NXG

Shareholders and investors requiring additional information should contact the Corporation at (604) 681-4004 or by email at ngx@northgateminerals.com, or visit our website at www.northgateminerals.com.

Corporate Offices

Northgate Minerals Corporation
815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada V6Z 2E6
Telephone: (604) 681-4004
Facsimile: (604) 681-4003

Toronto Office

Northgate Minerals Corporation
18 King Street East
Suite 1602
Toronto, Ontario
Canada M5C 1C4
Telephone: (416) 363-1701
Facsimile: (416) 363-6392

Kemess South Mine

PO Box 3519
Smithers, British Columbia
Canada V0J 2N0
Telephone: (604) 881-8400
Facsimile: (604) 881-8418

Selected Quarterly Financial Data

	2005 Quarter Ended	2004 Quarter Ended				2003 Quarter Ended			
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Gold Production (ounces)	50,540	94,673	79,311	78,046	51,500	78,761	84,132	69,225	62,000
Copper Production (000s lbs)	14,677	23,856	18,712	18,006	17,717	22,165	17,346	19,516	17,151
Cash Cost ($/ounce)	$ 366	$ 111	$ 129	$ 129	$ 202	$ 185	$ 201	$ 249	$ 255

Printed in Canada



Northgate Minerals Corporation

815 Hornby Street
Suite 404
Vancouver, British Columbia
Canada V6Z 2E6

Tel: (604) 681-4004
Fax: (604) 681-4003

www.northgateminerals.com